[Reference Translation]

August 4, 2017

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Kenta Kon, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Disposition of Treasury Stock by Way of Third-party Allotment

In relation to the execution of the memorandum of understanding concerning the business and capital alliance (the “Alliance”) with Mazda Motor Corporation (“Mazda”), Toyota Motor Corporation (“Toyota”) resolved at a meeting of the board of directors held on August 4, 2017 the terms of the disposition of treasury stock (the “Disposition of Treasury Stock”) by way of third-party allotment (the “Third-party Allotment”) to Mazda as follows.

1.	Outline of disposition

(1) Date of disposition	October 2, 2017

(2) Number of shares to be disposed	8,293,300 shares of common stock

(3) Disposition price	JPY 6,029 per share

(4) Total disposition price	JPY 50,000,305,700

(5) Method of disposition or allotment (Expected subscriber)	All of the shares will be allotted to Mazda by way of third-party allotment.

(6) Number of treasury shares after the disposition

The number of treasury shares held by Toyota after the Disposition of Treasury Stock: 279,818,962 shares (Note)

(Note)   The above number is calculated by deducting the number of shares to be disposed (8,293,300 shares) from the number of treasury shares (288,112,262 shares) as of June 30, 2017. Please note that the number of treasury shares may change as Toyota is currently repurchasing its own shares.

(7) Other	The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

2.	Purpose and reason for disposition

Toyota and Mazda believe that the business alliance will help improve their corporate value and determined that they need a capital alliance in the form of cross shareholdings to develop and strengthen their long-term partnership (For details, see the release “Notice Concerning the Strengthening of the Continued Collaborative Relationship between Toyota Motor Corporation and Mazda Motor Corporation and the Execution of a Memorandum of Understanding Concerning a Business and Capital Alliance” jointly disclosed by Toyota and Mazda today).

The Third-party Allotment will be conducted as part of the Alliance. Specifically, Toyota will dispose of treasury shares by way of a third-party allotment, through which Mazda will acquire 8,293,300 shares of Toyota common stock (0.25% of the total issued shares, totaling 50 billion yen). At the same time, Toyota will acquire 31,928,500 shares of common stock to be issued by Mazda (5.05% of the total issued shares after a capital increase, totaling 50 billion yen) through a third-party allotment.

3.	Amount of proceeds, use of proceeds and expected timing thereof

(1)	Amount of proceeds

(unit: yen)

(1) Total amount to be paid in	50,000,305,700
(2) Estimated amount of expenses relating to the issuance	1,000,000
(3) Estimated net proceeds	49,999,305,700

(Note)	1. Estimated amount of expenses relating to the issuance does not include consumption tax, etc.
2. The estimated amount of expenses relating to the issuance is expected to mainly consist of the cost for preparing a securities registration statement and other documents.

(2)	Use of proceeds

Toyota plans to use the proceeds as part of the 800 million U.S. dollars (approximately 88 billion yen*) that it will bear of the capital expenditures (a total amount of 1.6 billion U.S. dollars (approximately 176 billion yen*), to be borne evenly between the two companies) relating to the establishment of a joint venture to produce finished cars in the U.S. as part of the business alliance. The expenditures are expected to be made during fiscal year ending March 2018 through fiscal year ending March 2021. Of the capital expenditures to be spent by Toyota, any shortage amount after using the proceeds will be covered by using Toyota’s own funds or funds to be financed in the future. Toyota plans to manage the proceeds in the form of a bank deposit or a similar form until the actual payment.

*	The exchange rate used for this translation was 1 U.S. dollar = 110 yen, which was the approximate rate in Japan on July 31, 2017.

4.	Reasonableness of use of proceeds

Toyota believes that the capital expenditures relating to the establishment of a joint venture to produce finished cars in the U.S., which is the use of the proceeds of the Third-party Allotment, will help improve the corporate value of Toyota. Toyota therefore believes that the use of the proceeds of the Third-party Allotment is reasonable.

5.	Reasonableness of terms of disposition, etc.

(1)	Basis of calculation of the amount to be paid in and specific details of the amount

The disposition price per share has been fixed at 6,029 yen (rounded down to the nearest whole yen), which is the simple average of the closing prices of Toyota’s common stock on the Tokyo Stock Exchange, Inc. (“TSE”) for the three-month period (May 8, 2017 through August 3, 2017) ending on the business day immediately prior to the date of resolution by the Board of Directors on the Disposition of Treasury Stock.

The reason Toyota has selected the average closing price of Toyota’s common stock for the most recent three months is that Toyota believes using a leveled value, namely the average share price over a specified recent period, rather than using a share price at a certain point of time enables it to eliminate temporary share price fluctuations and other special factors and thus has a high level of objectivity. Moreover, given that Toyota announced its consolidated results for the fiscal year ended March 2017, the forecast of the consolidated results for the fiscal year ending March 2018 and other financial data in the “Financial Summary for the fiscal year ended March 2017 [based on U.S. generally accepted accounting principles] (consolidated)” on May 10, 2017, Toyota believes that the share prices quoted on the stock market on or after May 10, 2017 better reflect the most recent operating results and financial condition as well as the future outlook of Toyota and therefore it is reasonable to use the average share price of the three-month period, which is roughly the same period as the period after such announcement of the financial results.

The disposition price is also in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by Japan Securities Dealers Association (JSDA). The disposition price represents a discount of 3.1 percent (rounding to one decimal place, hereinafter the same in this paragraph) to 6,225 yen, the closing price of common stock of Toyota on the TSE as of August 3, 2017, the business day immediately prior to the date of resolution by the Board of Directors on the Disposition of Treasury Stock, a discount of 2.6 percent to 6,188 yen, the average closing price (rounded down to the nearest whole yen, hereinafter the same in this paragraph) for the one-month period through the business day immediately preceding such resolution date, and a discount of 1.4 percent to 6,117 yen, the average closing price for the six-month period through the business day immediately preceding such resolution date. As a result, Toyota determined that the price is not excessively favorable to the subscriber in any of those periods.

In addition, all of the six audit & supervisory board members (including three outside members of the audit & supervisory board), who attended the meeting of the board of directors at which the Third-party Allotment was resolved, have expressed that the grounds for the calculation of the disposition price is reasonable, is in compliance with the “Guidelines Concerning Treatment of Capital Increase by Allotment to a Third Party” issued by the JSDA, does not constitute favorable issuance and is hence lawful.

(2)	Basis of decision that the number of shares to be disposed and extent of dilution of shares is reasonable

The number of shares subject to the Disposition of Treasury Stock is 8,293,300 (82,933 voting rights), which is equivalent to 0.25% of the total number of issued shares of Toyota (3,310,097,492 shares) as of August 4, 2017 (0.28% of the 30,128,312 total voting rights as of March 31, 2017), and a certain degree of dilution will be caused. However, since the Disposition of Treasury Stock will be carried out as part of the Alliance, Toyota believes that the Disposition of Treasury Stock will help improve its corporate value and that the number of shares to be disposed of and the extent of share dilution are reasonable.

6.	Reason for selection of the subscriber, etc.

(1)	Outline of the subscriber

(As of March 31, 2017)

(1) Name	Mazda Motor Corporation

(2) Address	3-1 Shinchi, Fuchu-cho, Aki-gun, Hiroshima, Japan

(3) Name and title of representative	Masamichi Kogai, Representative Director and President

(4) Description of business	Manufacture and sales of passenger cars and commercial vehicles

(5) Stated capital	JPY 258,957 million

(6) Date of establishment	January 30, 1920

(7) Number of shares issued and outstanding	599,875,479 shares

(8) Fiscal year-end	March 31

(9) Number of employees	48,849 [consolidated]

(10) Main business partners	—

(11) Main banks	—

(12) Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (Trust)	6.53%
	The Master Trust Bank of Japan, Ltd. (Trust)	4.60%
	Sumitomo Mitsui Banking Corporation	2.14%
	Japan Trustee Services Bank, Ltd. (Trust 5)	1.94%
	THE BANK OF NEW YORK 133972	1.55%
	CHASE MANHATTAN BANK GTS CLIENTS ACCOUNT ESCROW	1.46%
	Japan Trustee Services Bank, Ltd. (Trust 1)	1.43%
	STATE STREET BANK WEST CLIENT - TREATY 505234	1.43%
	Japan Trustee Services Bank, Ltd. (Trust 2)	1.42%
	Japan Trustee Services Bank, Ltd. (Trust 7)	1.41%

(13) Relationship between the parties	Capital relationship	Not applicable
	Personnel relationship	Not applicable
	Business relationship	Toyota is supplied with vehicles by Mazda. Moreover, Toyota has granted technical licenses related to hybrid systems to Mazda.
	Applicability as related party	Not applicable

(14) Consolidated operating results and financial condition for the last three years (unit: millions of yen, except as noted otherwise)

Fiscal year	Fiscal year ended March 2015	Fiscal year ended March 2016	Fiscal year ended March 2017
Consolidated total equity	891,326	976,723	1,064,038
Consolidated total assets	2,473,287	2,548,401	2,524,552
Consolidated total equity per share	1,454.61	1,595.83	1,738.70
Consolidated net sales	3,033,899	3,406,603	3,214,363
Consolidated operating income	202,888	226,775	125,687
Consolidated ordinary income	212,566	223,563	139,512
Net income attributable to owners of the parent	158,808	134,419	93,780
Consolidated net income per share	265.64	224.85	156.87
Dividends per share	10.00	30.00	35.00

(Note)

Mazda, the Subscriber, is listed on the TSE and hence has submitted a Corporate Governance Report to the TSE. Toyota has confirmed Mazda’s basic views on eliminating anti-social forces and the progress of the system development therefor in the section of the Report dealing with matters related to the internal control system. Through that, Toyota has concluded that Mazda and its officers have no connection with anti-social forces.

(2)	Reason for selecting the subscriber

See “2. Purpose and reason for disposition” above.

(3)	Subscriber’s shareholding policy

Toyota has orally confirmed with Mazda that Mazda intends to hold the common stock of Toyota that it will acquire through the Third-party Allotment over the long term.

Toyota plans to obtain a written acknowledgement from Mazda that (i) if all or some of the disposed shares are transferred within two years after the date of payment, the names and addresses of the transferees, number of shares transferred, date of transfer, transfer price, reason for transfer and method of transfer, etc. will be immediately reported to Toyota in writing, (ii) Toyota will report the details of such report to the TSE and (iii) the details of such report will be made publicly available.

(4)	Details regarding existence of assets necessary for the payment by the subscriber

Toyota has confirmed that Mazda, as the planned subscriber to the shares being disposed, has necessary cash and deposits for the payment pertaining to the Third-party Allotment, based on the status of cash and deposits set forth in the balance sheet and other financial conditions disclosed in Mazda’s 151st term annual securities report (filed on June 29, 2017).

7.	Principal shareholders and shareholding ratio after the disposition

Before the disposition (as of March 31, 2017)		After the disposition
Japan Trustee Services Bank, Ltd.	11.01%	Japan Trustee Services Bank, Ltd.	11.01%

Toyota Industries Corporation	6.93%	Toyota Industries Corporation	6.93%

The Master Trust Bank of Japan, Ltd.	4.73%	The Master Trust Bank of Japan, Ltd.	4.73%

Nippon Life Insurance Company	3.64%	Nippon Life Insurance Company	3.64%

State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.14%	State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	3.14%

DENSO CORPORATION	2.62%	DENSO CORPORATION	2.62%

JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.18%	JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	2.18%

Mitsui Sumitomo Insurance Company, Limited	1.84%	Mitsui Sumitomo Insurance Company, Limited	1.84%

Trust & Custody Services Bank, Ltd.	1.78%	Trust & Custody Services Bank, Ltd.	1.78%

The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	1.69%	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	1.69%

(Note)	The principal shareholders are based on the list of shareholders as of March 31, 2017, and the shareholding ratio represents the ratio to the total number of issued shares.

8.	Future prospect

We expect that the impact of the Third-party Allotment on Toyota’s consolidated results for the fiscal year ending March 2018 is minor.

9.	Matters related to the procedures under the corporate code of conduct

Because (1) the dilution ratio is less than 25% and (2) there is no change to a controlling shareholder (even if all of the stock acquisition rights and put options are exercised, no change to a controlling shareholder is expected), there is no need to obtain an opinion from an independent third party, or to follow the procedures for confirming the intent of shareholders, pursuant to Article 432 of the Securities Listing Regulations established by the TSE.

10.	Results of operations and status of equity finance for the last three years

(1)	Results of operations for the last three years (consolidated)

	(unit: millions of yen, except as noted otherwise)

	Fiscal year ended March 2015	Fiscal year ended March 2016	Fiscal year ended March 2017
Net revenues	27,234,521	28,403,118	27,597,193
Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	2,193,825
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109
Net income attributable to Toyota Motor Corporation per common share	688.02	741.36	605.47
- Basic (JPY)
Dividends per share (JPY)	200.00	210.00	210.00
Shareholders’ equity per share (JPY)	5,334.96	5,513.08	5,887.88

(Note 1)	“Ordinary income” is omitted because its corresponding item does not exist in the U.S. accounting standards, according to which the consolidated financial results of Toyota are prepared.
(Note 2)

“Shareholders’ equity per share” is stated because an item corresponding to “consolidated net assets per share” does not exist in the U.S. accounting standards, according to which the consolidated financial results of Toyota are prepared.

(Note 3)	“Dividends per share” refers to dividends pertaining to common shares.

(2)	Number of issued shares and number of dilutive shares at present (as of March 31, 2017)

	Number of shares (shares)		Ratio to the issued shares (%)
Number of issued shares	Common shares: Model AA class shares: Total:	3,262,997,492 47,100,000 3,310,097,492	100.0
Number of dilutive shares based on the conversion price (exercise price) at present	Common shares:	2,357,300	0.07
Number of dilutive shares based on the minimum conversion price (exercise price)		—	—
Number of dilutive shares based on the maximum conversion price (exercise price)		—	—

(3)	Recent share price

①	Status over the last three years

		(unit: yen)

	Fiscal year ended March 2015	Fiscal year ended March 2016	Fiscal year ended March 2017
Opening price	5,839	8,268	5,930
High price	8,783	8,700	7,215
Low price	5,205	5,703	4,917
Closing price	8,383	5,952	6,042

(Note) The share prices are based on the price on the first section of the TSE.

②	Status over the last six months

					(unit: yen)

	March	April	May	June	July	August (Note)
Opening price	6,420	6,087	6,024	5,935	5,893	6,239
High price	6,550	6,154	6,242	6,097	6,282	6,347
Low price	6,042	5,670	5,923	5,768	5,887	6,202
Closing price	6,042	6,035	5,932	5,893	6,234	6,225

(Note) The share prices for August 2017 are those until August 3, 2017.

③	Share price as of the business day immediately before the date of resolution of the disposition of treasury stock

(unit: yen)

August 3, 2017
Opening price	6,311
High price	6,313
Low price	6,202
Closing price	6,225

(4)	Status of equity finance over the last three years

①	Disposition of treasury stock by way of third-party allotment

Date of disposition	September 18, 2014

Amount of proceeds	JPY 30,000,000

Disposition price	JPY 1 per share

Number of issued shares at the time of the disposition	3,447,997,492 shares

Number of disposed shares	30,000,000 shares

Number of issued shares after the disposition	3,447,997,492 shares

Subscriber	Japan Trustee Services Bank, Ltd. (TOYOTA MOBILITY FOUNDATION Account) (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee)

Initial use of proceeds at the time of the disposition	The full amount of the proceeds was applied towards the costs relating to the establishment of the TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation

Expected timing of expenditure at the time of the disposition	September 18, 2014 or after

Current application status	The proceeds have been applied as initially planned.

②	Capital increase by way of public offering (Issuance of the First Series Model AA Class Shares through a public offering)

Payment date	July 24, 2015

Amount of proceeds	JPY 499,165,800,000

Issue price	JPY 10,598 per share

Number of issued shares at the time of the offering	Common shares	3,417,997,492 shares
	First Series Model AA Class Shares	0 share
	Total	3,417,997,492 shares

Number of issued shares subject to the offering	First Series Model AA Class Shares	47,100,000 shares

Number of issued shares after the offering	Common shares	3,417,997,492 shares
	First Series Model AA Class Shares	47,100,000 shares
	Total	3,465,097,492 shares

Initial use of proceeds at the time of the offering

The proceeds were expected to be applied to research and development for next-generation innovation, including the development of fuel battery vehicles, research on infrastructure and development of computerized and sophisticated intelligence mobility technology.

Expected timing of expenditure at the time of the issuance	By March 31, 2016

Current application status	The proceeds have been applied as initially planned.

11.	Summary of disposition

(1) Class and number of shares	8,293,300 common shares

(2) Paid-in price	JPY 6,029 per share

(3) Total amount to be paid in	JPY 50,000,305,700

(4) Method of disposition or allotment	Disposition of treasury stock by way of third-party allotment

(5) Subscriber	Mazda

(6) Payment date	October 2, 2017

(7) The items above are conditioned on the securities registration statement to be filed pursuant to the Financial Instruments and Exchange Act becoming effective.

End